For Immediate Release

Media Relations Contact:    Vincent Power
Sears Canada Inc.
    416-941-4422
vpower@sears.ca

Sears Canada Reports Fourth Quarter Earnings and Full-Year Results

TORONTO - February 26, 2014 - Sears Canada Inc. (TSX: SCC) today announced its unaudited fourth quarter and full-year results. Total revenues for the 13-week period ended February 1, 2014 were $1,182.3 million versus $1,307.2 million for the 14-week period ended February 2, 2013, a decrease of 9.6%. Same store sales for the quarter, including an adjustment for the extra week last year, decreased 6.4%. Total revenues for the 52-week period ended February 1, 2014 were $3,991.8 million versus $4,346.5 million for the 53-week period ended February 2, 2013, a decrease of 8.2%. Same store sales for the year, including an adjustment for the extra week last year, decreased 2.7%.

Net earnings for the 13-week fourth quarter this year were $373.7 million or $3.67 per share versus $39.9 million or 39 cents per share for the 14-week fourth quarter of the prior year. Included in net earnings for the fourth quarter this year were pre-tax gains of $391.5 million related to early lease terminations and amendments, $66.3 million related to the sale of the Company’s interest in certain real estate joint arrangements and $42.5 million related to amendments to post-retirement benefits. Also included in net earnings were pre-tax transformation expenses of $51.2 million, related primarily to severance costs incurred during the quarter. In the fourth quarter last year, there were pre-tax gains of $8.6 million related to the sale of the Company’s interest in a real estate joint arrangement and $21.1 million related to the settlement of certain post-retirement benefits. There were also pre-tax transformation expenses of $12.6 million related primarily to severance costs. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the 13-week period ended February 1, 2014 was $18.0 million versus $67.5 million for the 14-week period ended February 2, 2013.

Net earnings for the year ended February 1, 2014 were $446.5 million or $4.38 per share versus $101.2 million or 99 cents per share for the 53-week period ended February 2, 2013. Included in net earnings this year were pre-tax gains of $577.2 million related to early lease terminations and amendments, $66.3 million related to the sale of the Company’s interest in certain real estate joint arrangements, and $42.5 million related to amendments to post-retirement benefits. Also included in net earnings were pre-tax transformation expenses of $72.9 million, related primarily to severance costs incurred during the year. Included in net earnings last year were pre-tax gains of $167.1 million related to early lease terminations and amendments, $8.6 million related to the sale of an interest in a joint arrangement, and $21.1 million related to the settlement of certain post-retirement benefits. Last year also included pre-tax transformation expenses of $12.6 million, related primarily to severance costs. Adjusted EBITDA for the 52-week period ended February 1, 2014 was $35.7 million versus $73.5 million for the 53-week period ended February 2, 2013.

Commenting on the fourth quarter, Doug Campbell, President and Chief Executive Officer, Sears Canada Inc., said, "The consecutive improvement in same store sales performance that we achieved through the first three quarters of the year and into November was negatively impacted in December, primarily by unusual weather which caused extended power failures and unsafe road conditions. This resulted in either the closure of malls where we operate or a reduction in our customers’ ability to get to our stores. We felt the effects of this most notably in the few days leading up to Christmas. In December and January, the store hours we were closed as a result of power failures or weather totalled over 220 versus just under 40 for the same period last year. Despite this, we continued to have a positive quarterly same-store sales increase in our Apparel and Accessories business, but it was not enough to offset the impact felt in our Home and Hardlines businesses. Inventory continues to be a focus for us and we were successful in reducing our year-end inventory by $76.8 million versus the end of 2012 primarily through the management of clearance activity and the flow of receipts.”

With respect to the full year, Mr. Campbell said, “This year we established and executed our strategy of creating maximum value through three levers: merchandising value, efficiency value and network value. While the early termination of certain leases brought us substantial gains in net earnings with which we are pleased, the management team is focused on providing Canadians with a value proposition that resonates effectively with customers who are seeking quality products at reasonable prices. We have taken steps to right-size the structure of the organization relative to the size of the business so, as we head into 2014, we can focus on putting into action the priorities we have identified that will help us serve Canadians more effectively, such as being in stock on fashion basics in every store in every size, expanding our online assortment and website capability, and marketing tactically to the customer segments we have identified as important for Sears.

“The Company has been through a significant period of change,” continued Mr. Campbell, “and I thank our over 20,000 associates coast to coast for their support as we plan for the future of Sears Canada by taking steps today that will allow us to continue serving customers as a viable national retailer in stores and through our Direct channel now and in the years ahead.”

Adjusted EBITDA is a non-IFRS measure; please refer to the table attached for a reconciliation of net earnings to Adjusted EBITDA.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 234 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 97 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented with respect to the quarter’s earnings is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangement interests; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company’s 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SEARS CANADA INC.
RECONCILIATION OF NET EARNINGS TO ADJUSTED EBITDA
For the 13 and 52-week period ended February 1, 2014 and the 14 and 53-week period ended February 2, 2013

Unaudited

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2013	2012[9]	2013	2012[9]
Net earnings	$373.7	$39.9	$446.5	$101.2
Transformation expense[1]	51.2	12.6	72.9	12.6
Gain on lease terminations and lease amendments	(391.5)	—	(577.2)	(167.1)
Gain on sale of interest in joint arrangements	(66.3)	(8.6)	(66.3)	(8.6)
Gain on settlement and amendment of post- retirement benefits[2]	(42.5)	(21.1)	(42.5)	(21.1)
Lease exit costs	5.4	2.0	5.6	8.0
Accelerated tenant inducement and average rent amortization[3]	2.3	—	(2.2)	(4.0)
Goodwill impairment[4]	—	—	6.1	—
Regina impairment[5]	—	—	16.5	—
Other asset impairments[6]	11.2	2.2	11.2	2.2
SHS transition costs[7]	2.0	—	2.0	—
Depreciation and amortization expense	23.6	30.5	111.4	126.5
Finance costs	2.7	2.9	10.8	15.1
Interest income	(1.0)	(0.9)	(2.6)	(4.3)
Income tax expense	47.2	8.0	43.5	13.0
Adjusted EBITDA[8]	$18.0	$67.5	$35.7	$73.5
Basic net earnings per share	$3.67	$0.39	$4.38	$0.99

1	Transformation expense during 2013 and 2012 relates primarily to severance costs incurred during the year.
2
Gain on settlement and amendment of post-retirement benefits during 2013 represents the gain from the amendment of post-retirement benefits of eligible members covered under the non-pension post-retirement plan. Fiscal 2012 gain on settlement and amendment of post-retirement benefits represents the gain from the settlement of post-retirement benefits of eligible members covered under the non-pension post-retirement plan.

3
Accelerated tenant inducement and average rent amortization represents the accelerated amortization of lease inducements and average rent assets relating to the lease terminations and lease amendments during 2013 and 2012.

4	Goodwill impairment represents the charge related to the writeoff of goodwill allocated to the HIPS cash generating unit.
5
Regina impairment represents the charge related to writing down the carrying value of the property, plant and equipment and investment property of one of the Regina logistics centres (“RLC”), to the fair value less costs to sell.

6	Other asset impairments during 2013 and 2012 represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units.
7
SHS transition costs during 2013 represent the estimated costs to the Company to service potential warranty claims for work that had been performed by SHS or warranties assured by SHS, prior to SHS entering receivership.

8
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

9	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

	Fourth Quarter		Fiscal
(in CAD millions)	2013	2012	2013	2012
Total revenue	$1,169.2	$1,298	$3,945.8	$4,300.7
Non-comparable store sales	335.4	364.5	1,003.5	1,169.6
Same store sales	833.8	933.5	2,942.3	3,131.1
Percentage change in same store sales	(6.4)%	(3.8)%	(2.7)%	(5.6)%
Percentage change in same store sales by category
Apparel and Accessories	1.1%	0.4%	4.2%	(5.9)%
Home and Hardlines	(15.5)%	(12.8)%	(10.8)%	(11.2)%
Major Appliances	(9.0)%	(0.4)%	(4.2)%	0.5%

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	As at February 1, 2014	As at February 2, 2013	As at January 28, 2012

ASSETS
Current assets
Cash and cash equivalents	$513.8	$238.5	$400.2
Accounts receivable, net	83.3	77.7	117.6
Income taxes recoverable	0.8	5.5	4.1
Inventories	774.6	851.4	823.9
Prepaid expenses	23.8	28.6	27.9
Derivative financial assets	7.2	—	—
Assets classified as held for sale	13.3	—	—

Total current assets	1,416.8	1,201.7	1,373.7

Non-current assets
Property, plant and equipment	785.5	1,118.5	1,196.1
Investment property	19.3	21.7	21.7
Intangible assets	28.2	27.2	23.6
Goodwill	2.6	8.7	8.7
Deferred tax assets	88.7	83.8	84.6
Other long-term assets	51.2	43.1	59.0

Total assets	$2,392.3	$2,504.7	$2,767.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$438.7	$483.7	$580.8
Deferred revenue	187.7	197.8	208.0
Provisions	109.4	66.3	64.8
Income taxes payable	52.2	—	1.0
Other taxes payable	53.9	34.0	42.9
Current portion of long-term obligations	7.9	9.2	9.2

Total current liabilities	849.8	791.0	906.7

Non-current liabilities
Long-term obligations	28.0	50.2	144.8
Deferred revenue	87.3	90.7	89.2
Retirement benefit liability	286.0	415.7	452.3
Deferred tax liabilities	4.2	6.0	5.6
Other long-term liabilities	63.2	74.7	76.8

Total liabilities	1,318.5	1,428.3	1,675.4

SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9	15.0
Retained earnings	1,145.3	1,208.2	1,218.5
Accumulated other comprehensive loss	(86.4)	(146.7)	(141.5)
Total shareholders’ equity	1,073.8	1,076.4	1,092.0
Total liabilities and shareholders’ equity	$2,392.3	$2,504.7	$2,767.4

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME
For the 13 and 52-week periods ended February 1, 2014 and the 14 and 53-week periods ended February 2, 2013

Unaudited

	13 and 14-Week Period		52 and 53-Week Period
(in CAD millions, except per share amounts)	2013	2012	2013	2012
Revenue	$1,182.3	$1,307.2	$3,991.8	$4,346.5
Cost of goods and services sold	792.2	848.7	2,548.1	2,749.2
Selling, administrative and other expenses	467.8	438.3	1,631.5	1,669.1
Operating (loss) earnings	(77.7)	20.2	(187.8)	(71.8)

Gain on lease terminations and lease amendments	391.5	—	577.2	167.1
Gain on sale of interest in joint arrangements	66.3	8.6	66.3	8.6
Gain on settlement and amendment of post-retirement benefits	42.5	21.1	42.5	21.1
Finance costs	2.7	2.9	10.8	15.1
Interest income	1.0	0.9	2.6	4.3
Earnings before income taxes	420.9	47.9	490.0	114.2

Income tax (expense) recovery
Current	(63.5)	3.9	(71.6)	(8.2)
Deferred	16.3	(11.9)	28.1	(4.8)
	$(47.2)	$(8.0)	$(43.5)	(13.0)
Net earnings	$373.7	$39.9	$446.5	$101.2

Basic net earnings per share	$3.67	$0.39	$4.38	$0.99
Diluted net earnings per share	$3.67	$0.39	$4.38	$0.99

Net earnings	$373.7	$39.9	$446.5	$101.2

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net income:
Gain on foreign exchange derivatives	5.5	—	7.8	—
Reclassification to net earnings of gain on foreign exchange derivatives	(1.4)	(0.2)	(1.8)	(0.2)

Item that will not be subsequently reclassified to net income:
Remeasurement gain (loss) on net defined retirement benefit liability	54.3	(6.3)	54.3	(5.0)

Total other comprehensive income (loss)	$58.4	$(6.5)	$60.3	$(5.2)
Total comprehensive income	$432.1	$33.4	$506.8	$96.0

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the 13 and 52-week periods ended February 1, 2014 and the 14 and 53-week periods ended February 2, 2013
Unaudited

(in CAD millions)	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive (loss) income	Shareholders’ equity
Balance as at November 2, 2013	$14.9	$1,281.0	$1.9	$(146.7)	$(144.8)	$1,151.1
Comprehensive income
Net earnings		373.7	—	—	—	373.7
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $2.0			5.5	—	5.5	5.5
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.5			(1.4)	—	(1.4)	(1.4)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $19.4			—	54.3	54.3	54.3
Total other comprehensive income	—	—	4.1	54.3	58.4	58.4
Total comprehensive income	—	373.7	4.1	54.3	58.4	432.1
Dividends declared		(509.4)				(509.4)
Balance as at February 1, 2014	$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8

Balance at October 27, 2012	$14.9	$1,270.2	$0.2	$(140.4)	$(140.2)	$1,144.9
Comprehensive income (loss)
Net earnings		39.9	—	—	—	39.9
Other comprehensive loss
Income tax recovery of $0.2 on reclassification of loss on foreign exchange derivatives			(0.2)	—	(0.2)	(0.2)
Remeasurement loss on net defined retirement benefit liability, net of income tax recovery of $2.2			—	(6.3)	(6.3)	(6.3)
Total other comprehensive loss	—	—	(0.2)	(6.3)	(6.5)	(6.5)
Total comprehensive income (loss)	—	39.9	(0.2)	(6.3)	(6.5)	33.4
Dividends declared		(101.9)				(101.9)
Balance as at February 2, 2013	$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4

Balance as at February 2, 2013	$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4
Comprehensive income
Net earnings		446.5	—	—	—	446.5
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $2.8			7.8	—	7.8	7.8
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.6			(1.8)	—	(1.8)	(1.8)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $19.4			—	54.3	54.3	54.3
Total other comprehensive income	—	—	6.0	54.3	60.3	60.3
Total comprehensive income	—	446.5	6.0	54.3	60.3	506.8
Dividends declared		(509.4)				(509.4)
Balance as at February 1, 2014	$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8

Balance at January 28, 2012	$15.0	$1,218.5	$0.2	$(141.7)	$(141.5)	$1,092.0
Comprehensive income (loss)
Net earnings		101.2	—	—	—	101.2
Other comprehensive loss
Reclassification of gain on foreign exchange derivatives, net of income tax expense of nil			(0.2)	—	(0.2)	(0.2)
Remeasurement loss on net defined retirement benefit liability, net of income tax recovery of $3.5			—	(5.0)	(5.0)	(5.0)
Total other comprehensive loss	—	—	(0.2)	(5.0)	(5.2)	(5.2)
Total comprehensive income (loss)	—	101.2	(0.2)	(5.0)	(5.2)	96.0
Repurchases of common shares	(0.1)	(9.6)				(9.7)
Dividends declared		(101.9)				(101.9)
Balance as at February 2, 2013	$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 52-week periods ended February 1, 2014 and the 14 and 53-week periods ended February 2, 2013

Unaudited

	13 and 14-Week Period		52 and 53-Week Period
(in CAD millions)	2013	2012	2013	2012
Cash flow generated from (used for) operating activities
Net earnings	$373.7	$39.9	$446.5	$101.2
Adjustments for:
Depreciation and amortization expense	23.6	30.5	111.4	126.5
Loss on disposal of property, plant and equipment	2.8	0.3	1.2	1.2
Impairment losses	11.2	4.1	33.8	2.0
Gain on on sale of interest in joint arrangements	(66.3)	(8.6)	(66.3)	(8.6)
Gain on lease terminations and lease amendments	(391.5)	—	(577.2)	(167.1)
Finance costs	2.7	2.9	10.8	15.1
Interest income	(1.0)	(0.9)	(2.6)	(4.3)
Retirement benefit plans expense	11.4	7.8	32.0	31.6
Gain on settlement and amendment of post-retirement benefits	(42.5)	(21.1)	(42.5)	(21.1)
Short-term disability expense	2.2	2.5	8.0	8.4
Income tax expense	47.2	8.0	43.5	13.0
Interest received	0.8	0.7	2.5	2.3
Interest paid	(1.4)	(2.0)	(6.2)	(7.1)
Retirement and other benefit plans contributions	(23.5)	(31.9)	(53.5)	(63.0)
Income tax (payments) refunds, net	(2.2)	8.3	(14.0)	9.0
Other income tax (deposits) receipts, net	(3.7)	11.1	(18.9)	(4.1)
Changes in non-cash working capital	185.8	65.5	73.3	(122.9)
Changes in long-term assets and liabilities	(2.8)	3.6	(7.6)	33.2
	126.5	120.7	(25.8)	(54.7)
Cash flow generated from (used for) investing activities
Purchases of property, plant and equipment and intangible assets	(39.3)	(46.0)	(70.8)	(101.6)
Proceeds from sale of property, plant and equipment	0.4	0.4	1.9	2.2
Proceeds from lease terminations and lease amendments	400.0	—	590.5	175.0
Proceeds from sale of interest in joint arrangements	315.4	38.3	315.4	38.3
Proceeds from sale of Cantrex operations	—	—	—	3.5
	676.5	(7.3)	837.0	117.4
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.6)	(0.7)	(2.5)	(2.4)
Repayment of long-term obligations	(19.3)	(4.0)	(30.1)	(146.3)
Proceeds from long-term obligations	0.8	1.5	4.5	35.8
Dividend payments	(509.4)	(101.9)	(509.4)	(101.9)
Repurchases of common shares	—	—	—	(9.7)
	(528.5)	(105.1)	(537.5)	(224.5)
Effect of exchange rate on cash and cash equivalents at end of period	1.1	0.1	1.6	0.1
Increase (decrease) in cash and cash equivalents	$275.6	$8.4	$275.3	$(161.7)
Cash and cash equivalents at beginning of period	$238.2	$230.1	$238.5	$400.2
Cash and cash equivalents at end of period	$513.8	$238.5	$513.8	$238.5